SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of August, 2005
                                          ------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN SHARES
                                -----------------------------------------

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AMVESCAP PLC
IMMEDIATE RELEASE  4 AUGUST 2005
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7065 3652


                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.   Name of company

     AMVESCAP PLC

2.   Name of shareholder having a major interest

     BARCLAYS PLC THROUGH THE LEGAL ENTITIES LISTED BELOW:-

     Barclays Capital Securities Ltd Barclays Global Fund Advisors Barclays Global Investors Australia Ltd Barclays Bank Trust Company Ltd Barclays Global Investors, N.A. Barclays Global Investors Japan Trust & Barclays Private Bank and Trust Ltd Barclays Capital Inc Barclays Life Assurance Co Ltd Barclays Private Bank and Trust Ltd Gerrard Ltd Barclays Global Investors Japan Ltd Barclays Global Investors Ltd Barclays Private Bank Ltd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

     NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER NAMED IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

                     -

5.   Number of shares/amount of stock acquired

                     -

6.   Percentage of issued class

                     -

7.   Number of shares/amount of stock disposed

     NOT STATED

8.   Percentage of issued class

     NOT STATED

9.   Class of security

     ORDINARY SHARES

10.  Date of transaction

     28 JULY 2005

11.  Date company informed

     3 AUGUST 2005

12.  Total holding following this notification

     NOT STATED

13.  Total percentage holding of issued class following this notification

     BELOW 3%

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14.  Any additional information

     -

15.  Name of contact and telephone number for queries

     ANGELA TULLY
     TEL: 020 7065 3652

16. Name and signature of authorised company official responsible for making this notification

     A. TULLY AMVESCAP PLC
     ASSISTANT COMPANY SECRETARY

     Date of notification

     4 AUGUST 2005


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  4 August, 2005                   By   /s/  Angela Tully
      --------------                        --------------------------
                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary